SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CORPORATE POLICY

Information Disclosure and Securities Trading Policy

Copyright Braskem S.A. Todos os Direitos Reservados.

1.	PURPOSE
2.	SCOPE
3.	REFERENCES
4.	ASSIGNMENTS AND RESPONSIBILITIES
5.	POLICIES AND COMMITTEE
5.1	INFORMATION DISCLOSURE POLICY
5.2	SECURITIES TRADING POLICY
5.3	BRASKEM DISCLOSURE AND TRADING COMMITTEE
MISCELLANEA
DEFINITIONS
EXHIBIT I – Term of consent

1.     PURPOSE

This Information Disclosure and Securities Trading Policy (or “Policy”) has the following main purposes:

a)    to regulate the use and disclosure of Companys’ information in an appropriate and equitable manner, with transparent and isonomic communication, aiming to guarantee access of the investors and the market in general to information required to make investment decisions, in accordance with the law and applicable regulation;

b)    to establish guidance documents and controls to be observed by the Investor Relations Officer, Team Members and other Bound Persons with regard to the disclosure of information and its confidentiality, when applicable;

c)     to establish general and conduct guidelines for the Company to classify and disclose information such as Material Facts, so as to provide investors and the market, whenever possible, with predictability of the conducts that should be adopted by the Company;

d)    to protect the confidentiality of Material Facts and Insider Information before disclosure to the market, preventing and restricting leaks or selective dissemination;

e)    to ensure compliance with applicable securities laws and regulations;

f)     to prevent and limit the misuse of Insider Information related to the Company and its subsidiaries;

g)    to regulate Securities trading activities by Bound Persons and the Company, particularly with regard to blackout periods and misuse of Insider Information; and

h)    to establish rules for the trading of Company shares, without prejudice to the applicable law and regulations.

2.     SCOPE

This Policy applies to Braskem S.A. and all of its subsidiaries in Brazil and abroad, as well as their respective Team Members and Bound Persons.

Bound Persons shall declare awareness of this Policy, as established in Appendix I, considering that eventual failure to declare awareness and consent does not exempt such persons from complying with the applicable law and regulations, including, but not limited to CVM Instruction no. 358/02.

Team Members and Bound Persons shall ensure compliance with the rules of this Policy, including by its direct or indirect subsidiaries, as well as exclusive investment funds or funds whose manager’s trading decisions may be directly influenced.

3.     REFERENCES

•        Law no. 6,404/76;

•        Regulation issued by CVM, including CVM Instructions no. 358/02, 400/03, 476/09, 480/09 and 567/15, or any superseding rules.

•        Regulation issued by B3, including the Regulation for Listing of Issuer and Admission for Securities Trading, the Issuer’s Manual and the Listing Regulations for Level 1 Corporate Governance; and

•        Regulation issued by SEC and U.S. federal laws.

4.     ASSIGNMENTS AND RESPONSIBILITIES

4.1     Board of Directors (“BoD”):

•        To approve amendments to the content of this Policy; and

•        To verify, at least once every six months, the compliance of trading transactions carried out by Participants with the Investment Plans formalized by them.

4.2     Strategy and Communication Committee:

•        To oversee compliance with the guidelines established in this Policy; and

•        To examine, prior to the BoD’s appreciation, the proposals of Braskem’s Business Leader (“Braskem BL”) for policies updates.

4.3     Investor Relations Officer:

•        To simultaneously disclose to all markets where the Securities issued by the Company are traded, as well as on the Company’s Investor Relations Website, any periodical or occasional Company information, in compliance with the applicable law; and

•        To ensure that the disclosure of Companys’ information is made in accordance with this Policy and the legislation in force.

4.4     Non-executive officer in charge of the investor relations department:

•        To coordinate the Disclosure Committee, as established in section 5.3 of this Policy.

4.5     Disclosure Committee:

•        To review and comment on the Company’s information disclosures, as well as other responsibilities established in section 5.3 of this Policy.

5.     POLICIES AND COMMITTEE

5.1 INFORMATION DISCLOSURE POLICY

5.1.1 PRINCIPLES OF CORPORATE COMMUNICATION

The Bound Persons, the Company and its respective Team Members shall conduct their actions in compliance with the values of diligence, good faith and truthfulness, and also the general principles established herein.

The disclosure of a Material Fact, Notice to the Market, or any other information disclosure shall observe the provisions of this Policy and the legislation in force.

5.1.2 INSIDER INFORMATION AND CONFIDENTIALITY DUTY

The Bound Persons and Team Members have the duty of (i) keep confidential all Insider Information they have access until its disclosure to the securities market, and (ii) ensure that their team members and Third Parties who need to have knowledge of the Insider Information also keep it confidential, by signing a Non-disclosure Agreement in advance.

5.1.3 PROCEDURES TO MAINTAIN THE CONFIDENTIALITY OF INSIDER INFORMATION

To guarantee the maintenance of the confidentiality of the Insider Information, the following procedures shall be adopted, among others:

a)   the disclosure of Insider Information must be strictly given to those persons who, due to the position or role, need to know it, with its confidential nature made evident;

b)   demand from any person who needs to have access to Insider Information the signature of a Non-disclosure Agreement, in which shall be specified the nature of such information and included a statement that the person acknowledges its confidential nature, undertaking not to disclose it to any other person for no less than two years, or until the information becomes public, as well as undertaking not to trade Company Securities using such Insider Information before its disclosure to the market. Persons bound to a confidentiality obligation through an agreement with the Company or its Subsidiaries, as well as those who are legally-bound to maintain confidentiality, are not required to sign a specific Non-disclosure Agreement;

c)   not discuss Insider Information in the presence of Third Parties that have no knowledge of it, even if it may be presumed that such Third Party cannot understand the meaning of the conversation;

d)   to take all reasonable measures to guarantee that meetings, conference calls or videoconferences where Insider Information is discussed are only attended by persons who need to be present due to their position or role, highlighting in such conversations the confidentiality of such information;

e)   not mention any comments about the Insider Information to Third Parties, including family members, colleagues and acquaintances;

f)    keep safe documents of any kind related to Insider Information, including personal handwritten notes, from access by unauthorized persons;

g)   not share work computer login and password information with Third Parties;

h)   circulate internally documents containing Insider Information in sealed envelopes, highlighting their confidential nature; and

i)     to avoid inducing any person and to not recommend the purchase or sale of Companys’ Securities based on Insider Information (“Tipping”).

The Bound Persons and Team Members shall comply with the following conduct guidelines when communicating with Third Parties about Companys’ information:

a)   forward any external contact made by research departments or investors to the Company’s Investor Relations Department or to the Investor Relations Officer;

b)   submit to the Company’s Investor Relations Department or to the Investor Relations Officer the filled form for compliance with CVM Instruction no. 480/09, or any other regulation that replace it;

c)   not give interviews or statements to the press addressing Insider Information, or information on expectations of future financial and operating results of the Company, or information that could possibly affect the prices and investment decisions related to Securities issued by the Company;

d)   forward any contact from journalists to the Company’s media relations department, which, in case it is necessary to communicate the Company’s position on past or future results, or impacting the Company’s relationship with investors, shall be instructed by Investor Relations department.

e)   before attending external events as a representative of the Company, make sure that their speech and any material to be presented includes only public information, in accordance with this Policy;

f)    make sure that the presentations made or the material shared with the public contain appropriate warnings regarding the use and purpose of the information contained therein; and

g)   if a Third Party comments or inquires about any Insider Information, immediately notify the Investor Relations Department or the Investor Relations Officer.

The Company’s relationship with investors and opinion makers in the stock market shall be exclusively mediated by the Chief Executive Officer, the Investor Relations Officer and the Investor Relations Department and/or Braskem Team Members invited by them.

5.1.4 INTERNAL PROCEDURES FOR DISCLOSURE OF MATERIAL FACTS

The verification of the occurrence of Material Facts shall always take into account their materiality in the context of the Company’s activities and the combined scope of the Company and its Subsidiaries, considering the potential for such information to affect investment prices and decisions related to Securities issued by the Company.

Facts that may potentially be considered as Material Facts, according to the non-exhaustive list provided in CVM Instruction no. 358/02, include:

a)   the execution of agreements or contracts to transfer the Company’s shareholding control, even if under a precedent or subsequent condition;

b)   changes in the Company’s shareholding control, including through execution, amendment or termination of shareholders’ agreement;

c)   execution, amendment, or termination of shareholders’ agreement in which the Company is a party or intervening party, or which has been filed in the Company’s records;

d)   entry or exit of partners maintaining operational, financial, technological or administrative contracts or collaborations with the Company;

e)   authorization to trade Securities issued by the Company in any domestic or foreign market;

f)    decision to cancel the Company’s registration with the CVM as a publicly-held company;

g)   incorporation, merger or spin-off involving the Company or its affiliates;

h)   conversion or dissolution of the Company;

i)     change in the Company’s equity composition;

j)    change in the accounting criteria;

k)   renegotiation of debt;

l)     approval of a stock option plan for Company shares;

m)  change in the rights and privileges of Securities issued by the Company;

n)   splitting or grouping of shares, or attribution of bonus of the Company;

o)   acquisition of Company shares to be held in treasury or canceled, and disposal of such shares;

p)   Company’s profit or loss and distribution of cash earnings;

q)   execution or termination of contract, or failure to perform such contract when the expectation for such is publicly known;

r)    approval, amendment or abandonment of a project, as well as its late implementation;

s)    start, resumption or suspension of the production or sale of products or service provision;

t)    discovery, change or development of new technology or resources of the Company;

u)   change in Forecasts disclosed by the Company; and

v)   petitioning for in or out-of-court reorganization or bankruptcy, or filing of a lawsuit, administrative procedure or arbitration that may affect the Company’s economic and financial situation.

In case of doubt regarding the characterization of a fact as Material Fact, the Investor Relations Officer may submit it to the Company’s Legal Department for appreciation and, when applicable, to the Committee for discussion.

The Investor Relations Officer shall ensure that Material Facts be disclosed in accordance with the law, applicable regulation and this Policy, in a clear and accurate manner and in a language accessible to investors, as well as to ensure its immediate, wide and simultaneous dissemination in all markets where the Companys’ Securities are traded.

Excluding exceptional situations, it is preferable that Material Facts be disclosed before the opening or after the closing of markets where the Companys’ Securities are traded, provided that, in the event of a time mismatch with other markets, the working hours of the Brazilian market shall prevail.

If the Company believes it is necessary to disclose the Material Fact before the start of trading in the Brazilian market where the Company’s Securities are traded, said disclosure shall be made, whenever possible, at least thirty (30) minutes before the start of the trading session.

If it is not possible to disclose the Material Fact before the start of trading or to wait until the close of market at the Stock Exchanges to make a disclosure, and should it be imperative to disclose the Material Fact during trading hours, the Investor Relations Officer shall request, always simultaneously to the Stock Exchanges and the domestic and foreign organized over-the-counter entities where Company Securities are traded, the suspension of trading for the time necessary to appropriately disclose the material information, in compliance with the procedures established in B3’s Issuer’s Manual and/or other applicable procedures.

For the disclosure of information not characterized as Material Fact, other means of disclosure shall be used, such as notices to the market, earnings releases, and notices to shareholders, as the case may be.

In the event on which CVM or B3 request information from the Company, or in case of atypical fluctuation in the price or trading volume of Securities issued by the Company, the Investor Relations Officer shall inquire the persons who may have access to Insider Information to determine whether they have knowledge of any information that must be disclosed to the market, and therefore take the appropriate measures in accordance with this Policy. With regard to the deadlines for communicating and disclosing, the Investor Relations Officer shall also comply with the following:

a)   immediately disclose and release the Material Fact occurred or related to the business of the Company, after being aware of it occurrence;

b)   concurrently disclose the Material Fact to the market and any other communication channel, including the information to the press, or meetings of trade associations, investors, analysts or selected stakeholders, in the country or abroad; and

c)   simultaneously disclose to the CVM, the SEC and the Stock Exchanges the Material Fact required to be disclosed to the market, in addition to publishing it on the Company’s website and a news portal of its choice available in all of Brazil, in accordance with the applicable legislation.

5.1.5 EXCEPTION TO DISCLOSURE A MATERIAL FACT

As an exception, a Material Fact might not be disclosed immediately, at the discretion of the Investor Relations Officer, who may consult the Legal Department and/or the Committee in this respect, considering the risk that it may pose to the Company’s legitimate interest.

If the information leaks, or if there is any atypical fluctuation in the quotation, price or trading volume of Companys’ Securities, the Investor Relations Officer or, in their absence, other members of Management or the Controlling Shareholders, shall immediately disclose the Material Fact.

5.1.6 DISCLOSURE OF NOTICE TO THE MARKET

A Notice to the Market shall be considered an instrument through which the Company discloses information deemed important to disclose to investors and the market in general, even if such disclosure is not required by the legislation or regulation in force.

5.1.7 USE OF GUIDANCE / FORECASTS

Should the Company decide to publish results Forecasts and general Forecasts, these shall be: (i) included in the Reference Form; (ii) identified as hypothetical information that does not represent a guarantee of performance; (iii) reasonable; and (iv) accompanied by material assumptions, parameters and methodologies adopted.

Forecasts and estimates shall be periodically revised, in a frequency deemed adequate for the object of the forecast, which shall never exceed one (1) year.

The Company shall disclose in its Reference Form any amendments to relevant assumptions, parameters and methodologies of previously disclosed Forecasts and estimates.

In case of Forecasts and estimates’ disclosure, the Company shall compare, on a quarterly basis, in the appropriate fields of the quarterly information (ITR) and standard financial statements (DFP), the forecasts disclosed in the Reference Form to the results effectively obtained in the quarter, pointing out the reasons for any discrepancies.

Whenever the assumptions of Forecasts and estimates are provided by Third Parties, the sources shall be informed.

5.1.8 RUMORS

The Company shall not comment on rumors or speculations originating in the market or the media, except in specific situations that imply or may imply atypical fluctuations in the quotation, price or trading volume of Securities issued by the Company. If such rumors are spread by the press, the Investor Relations Officer shall evaluate the need to inquire persons with access to Material Facts, regarding the existence of Insider Information that should be disclosed to the market.

5.1.9 COMPANY’S DISCLOSURE PRACTICES

The system used by the Company to communicate with investors includes the instruments described in the items listed below, without prejudice to those introduced by the applicable legislation or regulation.

a)   Mandatory Reports: Mandatory reports (e.g. DFP, ITR, Registry Form, Reference Form, Management Report, Form 20-F, and Forms 6-K) shall be submitted by the Company in the format and deadline established by the laws and regulation in force;

b)   Notices: Notices of the Company include Material Fact, Notices to the Market, and corporate documents, as well as call notices, warnings and minutes of shareholders’ meetings and Board of Directors meetings, disclosed in a news portal chosen by the Company, under the terms of the applicable regulation;

c)   Other: Information to the target public regarding the Company’s operating and economic performance in the quarter and year-to-date, through an objective analysis of the results obtained and a balance sheet position.

Whenever necessary, quarterly results and other information may be discussed via conference call, at the Company’s discretion. However, with regard to regularly scheduled conference calls, the Company shall issue a notice, via e-mail, informing the date, time and how to access the call. The transcripts of conference calls shall be made available on the Company’s Investor Relations Website.

The Company shall make public presentations, at least once a year, in accordance with the applicable regulation.

The Company may carry out roadshows or participate in investor conferences in Brazil and/or abroad, aiming to expand and consolidate the Company’s image and disseminate public information, always in compliance with this Policy and the applicable laws and regulations.

5.2 SECURITIES TRADING POLICY

5.2.1 TRADING PROHIBITIONS

Bound Persons shall not take advantage of Insider Information to obtain any direct or indirect financial benefit, for themselves or for the benefit of Third Parties, including by trading Securities issued by the Company.

Prior to the disclosure of a Material Fact Notice to the public, in accordance with the Policies, the Company, its Bound Persons, or any person who becomes aware of such Information due to their position or role in the Company, its Controlling Shareholder, its Subsidiaries or Affiliates, or also as a result of a commercial, professional or trust relationship with the Company, shall be prohibited from trading Securities issued by the Company.

The prohibition to trade Securities issued by the Company provided for in this Policy also applies to Companys’ Securities rental operations.

5.2.2 BLACKOUT PERIOD

The persons listed in section 2 are not allowed to trade Securities issued by the Company, regardless of any decision by the Investor Relations Officer or the Committee, in the following cases:

a)    whenever the disclosure of a Material Fact they are aware of is pending;

b)   within fifteen (15) consecutive days prior to the disclosure of quarterly and annual financial information (ITR and DFP) and on the date of disclosure, before such information becomes public, in accordance with a notice to be submitted by the Investor Relations Officer, in which case the fifteen (15) day-period shall exclude the effective date of disclosure;

c)    from the moment they have access to information about an intention to carry out an incorporation, full or partial spin-off, conversion or merger involving the Company; and

d)   exclusively for the Controlling Shareholder, executive officers and directors, during the acquisition or disposal of Shares by the Company, its Subsidiaries, affiliates or other joint ventures, or if an option or mandate has been issued for the same purpose.

The restriction established in item (d) above is only effective on days when the Company is effectively repurchasing the shares, provided that (i) the days of the week when the Company trades in the market are pre-established; and (ii) the Investor Relations Officer communicates these dates to the Bound Persons.

In addition, the Company, the offeror, the coordinators and other persons involved in a public offer of the Companys’ Securities shall not trade Companys’ Securities, regardless of any decision by the Investor Relations Officer or the Committee, until the announcement of conclusion of the respective offer, in accordance with CVM Instructions no. 400/03 and 416/09.

Without prejudice to the trading prohibitions above, the Investor Relations Officer may establish other blackout periods for Company Securities due to the existence of Insider Information.

The Investor Relations Officer is obligated to justify the decision to establish an extraordinary blackout period, and the information on its existence shall be handled confidentially by its recipients.

The Investor Relations department is responsible for monitoring trading activities in the cases described in Section 5.2.2. In case any trading of shares be identified during the blackout period, violating the applicable regulation or this Policy, the Investor Relations Officer shall communicate the Company’s Compliance Department for the adoption of applicable measures.

5.2.3 EXCEPTIONS TO TRADING PROHIBITIONS

The restrictions set forth in this Securities Trading Policy do not apply to trading activities carried out by investment funds in which the Bound Persons and the Team Members hold quotas, provided that:

a)    the investment funds are not exclusive; and

b)   trading decisions made by the administrator or portfolio manager of the investment fund are not influenced by the quotaholders.

The restrictions established in the above sections do not apply: (i) to the acquisition of treasury Shares through private trading, resulting from the exercise of a stock option under a stock option plan approved in a shareholders’ meeting; or (ii) when the Shares are granted to members of Management, employees or service providers as part of a compensation plan previously approved by the shareholders’ meeting.

5.2.4 INDIVIDUAL INVESTMENT PLANS

The Bound Persons, or whoever has knowledge of a Material Fact due to their office, role or position in the Company, its Subsidiaries, its Affiliates or its Controlling Shareholder, may formalize individual investment plans to regulate their Share trading activities (Participants).

The individual investment plan (Investment Plan) may allow the trading of Shares by Participants in the following periods: (i) before the disclosure of a Material Fact; (ii) whenever there is an intention to promote an incorporation, full or partial spin-off, merger, conversion or corporate restructuring; (iii) during the acquisition or disposal of Company shares by the Company, its Subsidiaries, Affiliates or other joint ventures, or if an option or mandate for the same purpose has been issued, provided that:

a)    it is formalized in writing to the Investor Relations Officer before any trading activity;

b)   it irrevocably and irreparably establishes the dates and amounts or quantities of trading activities to be carried out by the Participants; and

c)    it provides for a minimum period of six (6) months for the plan itself and any amendments or terminations to take effect.

The Investment Plan may also allow Participants to trade shares within fifteen (15) days prior to the disclosure of the Company’s quarterly and annual information (ITR and DFP, respectively), provided that, in addition to complying with Section 5.2.4:

a)    it has been approved a schedule defining specific dates for the disclosure of ITR and DFP forms for the period covered by the respective Investment Plan;

b)    it is established the obligation of the Participant to revert to the Company any losses avoided or gains obtained by trading Company shares, resulting from eventual changes in the disclosure dates of the ITR and DFP, based on reasonable criteria established in the Investment Plan.

It is prohibited to the Participant (i) simultaneously maintain more than one Investment Plan in force; and (ii) carry out any transactions that nullify or mitigate the economic effects of transactions to be determined by the Investment Plan.

The Board of Directors shall verify, at least once every six months, the compliance of trading transactions carried out by Participants with the Investment Plans formalized by them.

5.2.5 COMPANY TRADING

In accordance with Section 5.2.3, the trading prohibitions established in Sections 5.2.1 and 5.2.2 also cover trading activities carried out by the Company with its own Securities, when applicable.

The approval of the Company’s trading of Shares or derivatives referenced to them, in compliance with CVM Instruction no. 567/15, is a responsibility of the Board of Directors, but its efficacy is conditioned to prior approval by the Shareholders’ Meeting when:

1)   if carried out outside organized securities markets, any of the following takes place: (i) it involves, even if through various different transactions, more than five per cent (5%) of the type or class of outstanding Shares in less than eighteen (18) months; (ii) the price is more than ten per cent (10%) higher, in the case of acquisition, or more than ten per cent (10%) lower, in the case of disposal, than the average weighted price of the last ten (10) trading sessions; or (iii) the counterpart is a related party to the Company; or

2)   the purpose is to amend or preserve the composition of the Company’s shareholding control or administrative structure.

Approval by the Shareholders’ Meeting, as provided in Section 5.2.5, is waived in the following cases:

a)    sale or transfer of Shares by the Company, resulting from (i) the exercise of stock options under the stock option plan approved in a shareholders’ meeting, containing calculation parameters for the exercise price of stock options or calculation of share price, as applicable; or (ii) other share-based compensation models; or

b)    secondary offering of treasury shares or securities convertible into or exchangeable for treasury shares.

The Company’s Board of Directors shall not discuss and vote on the acquisition or disposal of Shares if any agreement or contract has been executed for the transfer of (direct or indirect) shareholding control of the Company, or if an option or mandate has been issued for this purpose, as well as if there is an intention to promote the Company’s incorporation, full or partial spin-off, merger, conversion or corporate restructuring, and while the transaction has not been made public through a Material Fact notice.

5.2.6 TRADING PROHIBITION APPLICABLE TO FORMER MEMBERS OF THE COMPANY’S MANAGEMENT

The prohibitions established in Sections 5.2.1 and 5.2.2 are also apply to members of Management who leave their position in the Company before the public disclosure of a deal or fact that began when they still held a position in management, to be extended for a period of six (6) months after their departure.

5.2.7 COMMUNICATION OF TRADES BY MEMBERS OF MANAGEMENT AND RELATED PERSONS

The members of Management, Fiscal Council and Technical or Consulting Boards of the Company shall inform the Investor Relations Officer, in accordance with the form template, of their ownership of Securities issued by the Company or by Subsidiaries and the Controlling Shareholders, if the latter two or their Related Persons are publicly-held corporations, as well as changes in these positions, with the following deadlines:

a)    on the first business day after investiture in the position (when applicable); and

b)   no more than five (5) days after each transaction with Securities issued by the Company.

The Investor Relations Officer, helped by the Investor Relations department, shall submit all information received and related to Company Securities traded by the Company itself and/or its Subsidiaries, when applicable, to the CVM and the Stock Exchanges where Company Securities are being traded, no more than ten (10) days after the end of the base month, as per the applicable regulation.

5.2.8 COMMUNICATION OF INFORMATION ON THE ACQUISITION OR SALE OF MATERIAL CORPORATE INTEREST

The Controlling Shareholders and shareholders who elect the Company’s directors or Fiscal Council, as well as any other individual, corporation or group of people acting together or representing the same interest and with Material Shareholding Interest, shall communicate to the Company the sale or acquisition of Material Shareholding Interest, as established in the applicable regulations.

Material Trade Communication shall be made immediately after a Material Trade, i.e. until the start of the trading session following the trading session where the order was executed.

The Investor Relations Officer shall submit to the CVM and the Stock Exchanges information included in the Material Trade Communication as soon as they receive it, in compliance with CVM Instruction no. 358/02.

The communication obligations established in this Policy apply to both the trading activities in Stock Exchanges and over-the-counter markets, organized or not, and those carried out with no intervening institution of the distribution system; they also apply to trading activities carried out directly or indirectly through subsidiaries or Third Parties subject to a fiduciary agreement or portfolio/stock management agreement, in accordance with Section 5.2.3.

5.3 BRASKEM DISCLOSURE AND TRADING COMMITTEE

The Company shall have a Disclosure and Trading Committee (“Committee”) in place, composed by up to five (5) permanent members, being coordinated by the non-estatutory officer responsible for the Investor Relations Department of the Company (“Coordinator”).

The Committee’s permanent members shall include: (i) the CEO (Business Leader); (ii) the Investor Relations Officer (Financial IT and Investor Relations VP); (iii) the Legal Officer (Legal and Corporate Governance VP) and (iv) the Communication Officer (People and Corporate Communication VP).

Alternate members of the Committee include the Executive Vice-presidents of the Company’s Business Units (BUs); R-Compliance (“CCO-Chief Compliance Officer”) and the Head of Strategic Planning, responsible for reviewing the Company’s information to be disclosed in Form 20-F, Reference Form, Annual Financial Statements (DFP), Quarterly Financial Statements (ITR), Earnings Release and any other required disclosure.

Members of the Committee are allowed to delegate their roles to directly team members, given that the responsibility remains with the respective Committee member.

The Committee shall have the following main attributions:

a)    to review and issue an opinion on the disclosure of Company information, such as Form 20-F, Reference Form, Annual Financial Statements (DFP), Quarterly Financial Statements (ITR), Material Fact, Notices to the Market, CVM Instruction no. 480/09 or any other superseding regulation, annual report, earnings release, and any other information deemed necessary, so as to make sure that the disclosed information is correct, complete, clear and timely;

b)   to discuss the information provided by the Coordinator or any member of the Committee, in order to verify the need for disclosure to the market, in an attempt to guarantee isonomy of information; and

c)    to appoint other persons who have or may have access to Insider Information related to the Company and its Subsidiaries, who shall abide by the obligations established in this Policy.

The Coordinator shall be responsible for:

a)    sharing the disclosures to be reviewed by the Committee;

b)   determining the submission of the Committees’ recommendations to whomever is entitled;

c)    recommending attendance in meetings of persons who may provide clarifications regarding matters in the agenda;

d)   recommending the hiring of external advisors for specific consultations or analysis; and

e)   working as a representative of the Committee before the Company’s management bodies.

In their absence, the role of the Coordinator shall be performed by the Investor Relations Manager.

Every member of the Committee and their respective representatives are responsible for:

a)    attending Committee meetings;

b)    examining matters submitted to them, issuing an opinion on these matters; and

c)    keeping the confidentiality of information.

Committee meetings shall be called by the Coordinator, ordinarily, six (6) times per year, whose might be included in the Company’s calendar, and extraordinarily whenever necessary, complying with the following:

a)    ordinary meetings shall be scheduled with the purpose of reviewing (i) the Annual Financial Statements (DFP), (ii) Form 20-F, (iii) the Reference Form, and (iv) the three quarterly disclosures (ITR and Earnings Release);

b)    extraordinary meetings may be scheduled with the purpose of reviewing Notices to the Market, Material Facts and any other disclosure deemed necessary;

c)    the call notice shall be submitted to members of the Committee along with documents for analysis;

d)    the meetings shall preferably be held seven (7) days before the disclosure deadline;

e)    in case of urgency, as defined by the Coordinator, documents not included in the agenda may be submitted for discussion; and

f)     the meetings shall be attended in person whenever possible, and may be held via conference call or videoconference, or comments on the documents may be submitted via e-mail.

If there is no consensus between the Committee’s members, the Committee’s recommendations shall be defined by the majority of members.

The Committee may invite to the meeting other members of the Company, employees and contractors who have material information, or whose field of operation is related to matters in the agenda, and they shall be bound to the duties and obligations established in this Policy.

To carry out the realization of its work, the Committee shall be supported by a Team Member from the Company’s Corporate Governance department, performing the role of Committee Secretary.

The Committee Secretary shall be responsible for:

a)    making sure that the minutes of the meetings are duly prepared, filed and forwarded to those entitled, when applicable;

b)   organizing Committee meetings; and

c)    providing assistance to members, when requested, on matters in the Committee’s interest.

MISCELLANEA

Failure to comply with the rules established in this Policy is considered a grave infringement under the provision of the Law no. 6,385/76, and the breaching party shall be subject to administrative penalties, without prejudice to civil and criminal charges. Failure to comply with the standards established in this Policy can also be considered grave infringement in accordance with the sanctions and penalties imposed by the U.S. securities law.

Any violation of the rules established in this Policy verified by Bound Persons shall be immediately informed to the Investor Relations Officer.

Without prejudice to the applicable legal sanctions (administrative, labor, civil and criminal), if the Investor Relations Officer identifies a breach of the Policies, he shall adopt the appropriate measures, including, if applicable for the case in question, (a) communication to the competent authorities, and (b) communication to the Board of Directors.

Without prejudice to the applicable sanctions, the Bound Persons responsible for the breach of any provision set forth in the Policy shall reimburse the Company and/or its Subsidiaries, in full and without limitation, for all the losses arising from such breach.

DEFINITIONS

In order to standardize the terms and expressions used within the scope of this Policy, the following capitalized words shall have the following meanings:

“Shareholder”: Any shareholder of the Company.

“Controlling Shareholders”: Shareholder or group of Shareholders who effectively manage corporate activities and advise the operations of the Company's bodies, directly or indirectly, in fact or in law, regardless of their ownership interest. There is relative presumption of controlling ownership regarding the person or group of Shareholders owning Shares that grant them the absolute majority of votes by Shareholders present at the last three (3) shareholders’ meetings of the Company, even if they do not hold the Shares granting them the absolute majority of the voting capital.

“Share” or “Shares”: Shares issued by the Company.

“Management”: executive officers and directors of the Company.

“B3”: B3 S.A. – Brasil, Bolsa, Balcão (Brazilian Stock Exchange).

“Stock Exchange”: the stock exchanges where the Securities are traded in Brazil or abroad.

“Braskem” or “Company”: Braskem S.A. and all of its Subsidiaries in Brazil and abroad.

“Affiliate” or “Affiliated Company”: the corporation on which the investor has Material Influence, either directly or through other subsidiaries.

“Committee”: the Company’s Disclosure and Trading Committee, as described in Section 5.3 hereof.

“Communication of Material Trade”: as defined in Section 5.2.8 hereof.

“Notice to the Market”: as defined in Section 5.1.6 hereof.

“Subsidiaries”: corporations directly or indirectly controlled by the Company. “Control” is characterized by the power effectively used to manage corporate activities and advise the operations of the respective corporation's bodies, directly or indirectly, in fact or in law. There is relative presumption of controlling ownership regarding the person or group of persons bound by a shareholder agreement or under joint control owning shares that grant them the absolute majority of votes by shareholders present at the last three (3) shareholders’ meetings of the corporation, even if they do not hold the Shares granting them the absolute majority of the voting capital.

“Fiscal Council Members”: members of the Company’s Fiscal Council, if such board is permanent or in the years when it is installed by the annual shareholders’ meeting.

“Directors”: members of Braskem’s Board of Directors

“CVM”: the Brazilian Securities and Exchange Commission

“Investor Relations Officer”: the Company’s executive officer responsible for providing information to investors, the CVM, the SEC and the Stock Markets or organized over-the-counter entities, and for keeping the Company’s records updated.

“Chief Executive Officer”: the Company’s chief executive officer.

“Material Influence”: the power of participating in a corporation’s financial and operating decisions, though not necessarily characterizing control over these policies. Material Influence can be obtained through corporate interest, bylaws provisions or shareholder agreement.

“Insider Information”: all information not yet disclosed to the market related to the Company, the Controlling Shareholder, resolutions from management bodies, or any other fact of a political, administrative, technical, business, economic or financial nature, occurred in or related to the Company’s business, with some relevance but not necessarily characterizing a Material Fact.

“Team Members”: Employees/Contractors working for Braskem on all levels, including executives, directors, officers, interns and apprentices (based on applicability at the geographical locations).

"Material Fact”: any decision made by the Controlling Shareholder, resolution by the shareholders’ meeting or management bodies of the Company or any other fact of a political, administrative, technical, business, economic or financial nature occurred in or related to its business, that could significantly influence: (i) the price of Securities issued by the Company or referenced to these; (ii) an investor’s decision to buy, sell or hold Securities; or (iii) an investor’s decision to exercise any rights inherent to their status as holders of Securities issued by the Company or referenced to these.

“Reference Form”: The Reference Form is a document that gathers material information for understanding and valuating the Company and securities issued by the Company, in accordance with the applicable law.

“CVM Instruction no. 358/02”: CVM Instruction no. 358 of January 3, 2002, as amended.

“CVM Instruction no. 400/03”: CVM Instruction no. 400 of December 29, 2003, as amended.

“CVM Instruction no. 476/09”: CVM Instruction no. 476 of January 16, 2009, as amended.

“CVM Instruction no. 480/09”: CVM Instruction no. 480 of December 7, 2009, as amended.

“CVM Instruction no. 567/15”: CVM Instruction no. 567 of September 17, 2015, as amended.

“Law 6,385/76”: Brazilian Law no. 6,385 of December 7, 1976, as amended.

“Law 6,404/76”: Brazilian Law no. 6,404 of December 15, 1976, as amended.

“Technical or Consulting Bodies”: the Company’s bodies, created under its Bylaws, with technical functions or with the purpose of advising the Company’s management.

“Material Shareholding Interest”: a transaction or combination of transactions by which the direct or indirect interest of any Shareholder exceeds, upwards or downwards, the levels of five per cent (5%), ten per cent (10%), fifteen per cent (15%) and so forth, of any type or class of Shares.

“Participant(s)”: as defined in Section 5.2.4 hereof.

“Blackout Period”: a period during which the Bound Persons are prohibited from trading Securities issued by the Company.

“Related Persons”: people who maintain the following relationships with officers, directors, members of the Fiscal Council and members of the Company’s technical or consulting bodies: (i) spouses from whom they are not legally separated, (ii) partners; (iii) any dependent included in their annual tax return; and (iv) corporations directly or indirectly controlled by them.

“Bound Persons”: (i) Controlling Shareholders, (ii) members of Management; (iii) members of the Company’s Fiscal Council; (iv) members of Technical or Consulting Bodies created in accordance with the bylaws; (v) members and participants of Committees and other persons appointed by a committee, at their discretion, and also (vi) any Team Members who, due to their title, role or position, have or may have knowledge of Insider Information about the Company and its Subsidiaries.

“Policy”: this Information Disclosure and Securities Trading Policy, as defined in Section 1 hereof.

“Individual Investment Plan(s)” or “Investment Plan(s)”: a plan through which a Participant spontaneously, irrevocably and irreparably undertakes to invest or divest in Companys’ Securities on pre-established dates or periods, created in accordance with this Policy and the applicable regulations.

“Forecasts”: If the Company decide to disclose forecasts, they shall be based on reasonable expectations and neutral judgment, and be useful for investors. As such, forecasts shall have well-established amounts (or ranges) and terms. The following are non-exhaustive examples of expectations which, if disclosed, are considered forecasts: revenue, profit, EBITDA, production or sales volumes, debt ratios, etc. As a result of the quantification of amounts and terms, such information is considered as effective estimates or forecasts, instead of mere expectations or trends.

“SEC”: the U.S. Securities and Exchange Commission.

“Third Parties”: Any natural or legal person acting on behalf of, in the interest of or to the benefit of Braskem, providing services or supplying other goods, as well as commercial partners that provide services to Braskem directly related to securing, retaining or facilitating business, or to the conduction of Braskem’s business, including, but not limited to any distributors, agents, brokers, forwarding agents, intermediaries, supply chain partners, consultants, resellers, contractors and other providers of professional services.

“Securities”: ‘Securities’ is an expression that encompasses any shares, debentures, subscription bonuses, subscription receipts and rights, promissory notes, stock options, indexes, receipts (including those issued outside of Brazil, backed by shares) and derivatives of any kind, as well as any other bond or collective investment contract considered as securities by law.

“Investor Relations Website”: the Company’s Investor Relations information channel on the Internet.

EXHIBIT I – Term of consent

By this instrument (“Term of Consent”), the undersigned [name - identification], in the capacity of [position], undertakes to comply with the Information Disclosure and Securities Trading Policy (“Policy”) of Braskem S.A. (“Company”) and declares:

(i) to know all terms of the Policy, having received a copy of its full content, and undertaking to comply with all the rules established therein; and

(ii) to be aware of their liability for any breach of provisions set forth in the Policy, undertaking to reimburse the Company, in full and without limitation, for any losses arising from such breach, without prejudice to the applicable sanctions under the Policy.

São Paulo, [•], 2019

–––––––––––––––––––––––––––––––––––

Name:

Individual Taxpayer ID (CPF):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.